UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Baker Hughes, a GE company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Christoph A. Pereira
Vice President & Chief Corporate, Securities and Finance Counsel
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210
617-433-2952

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Waajid Siddiqui
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

November 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ⬜.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,369,778
	8	SHARED VOTING POWER 498,173,317
	9	SOLE DISPOSITIVE POWER 23,369,778
	10	SHARED DISPOSITIVE POWER 498,173,317
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,543,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 513,395,598 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Baker Hughes, a GE company, a Delaware corporation (“BHGE” or the “Issuer”), outstanding as of November 19, 2018 (after giving effect to the transaction effected November 19, 2018, in connection with the Secondary Offering (as defined in the Amended Schedule 13D) (the “November 19 Transaction”)), and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), of BHGE, outstanding as of November 19, 2018 (after giving effect to the November 19 Transaction).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS GE Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 513,395,598 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 19, 2018 (after giving effect to the November 19 Transaction), and 521,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 19, 2018 (after giving effect to the November 19 Transaction).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,896,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,896,204
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,896,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 513,395,598 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 19, 2018 (after giving effect to the November 19 Transaction), and 521,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 19, 2018 (after giving effect to the November 19 Transaction).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS GE Holdings (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 513,395,598 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 19, 2018 (after giving effect to the November 19 Transaction), and 521,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 19, 2018 (after giving effect to the November 19 Transaction).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 6 of 9 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 443,873,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 443,873,157
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,873,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 513,395,598 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 19, 2018 (after giving effect to the November 19 Transaction), and 521,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of November 19, 2018 (after giving effect to the November 19 Transaction).

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2017 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on June 27, 2018 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 13, 2018 (together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Amended Schedule 13D”) with respect to the Class A Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Amended Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item 4.          Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented by adding the following sentence:

“On November 16, 2018, GE completed the sale of 92,000,000 shares of Class A Common Stock (after the exchange of an equal number of Paired Interests into Class A Common Stock) in connection with the Secondary Offering and one of its affiliates completed the sale of 65,000,000 Paired Interests in connection with the Repurchase.

On November 19, 2018, GE completed the sale of an additional 9,200,000 shares of Class A Common Stock (after the exchange of an equal number of Paired Interests into Class A Common Stock) in connection with the Secondary Offering.”

Item 5.          Interest in Securities of the Issuer.

Section (a) of Item 5 of the Amended Schedule 13D is hereby amended as follows:

The first paragraph under Section (a) of Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)          Based on the most recent information available, the aggregate number and percentage of the Class A Common Stock (the securities identified pursuant to Item 1 of this Amendment) that are beneficially owned by each of the Reporting Persons as of the date of the Amendment is set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.  The percentages reported herein are calculated based upon, as of November 19, 2018 (after giving effect to the November 19 Transaction), 521,543,095 shares of Class B Common Stock and 513,395,598 shares of Class A Common Stock outstanding and, assuming the exchange of all Paired Interests into Class A Common Stock, a total of 1,034,938,693 shares of Class A Common Stock on a fully exchanged basis.”

Section (c) of Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

“On November 16, 2018, GE completed the sale of 92,000,000 shares of Class A Common Stock (after the exchange of an equal number of Paired Interests into Class A Common Stock) in connection with the Secondary Offering and one of its affiliates completed the sale of 65,000,000 Paired Interests in connection with the Repurchase, in each case at a price per share or price per Paired Interest, as applicable, of $22.4825.  On November 19, 2018, GE completed the sale of an additional 9,200,000 shares of Class A Common Stock (after the exchange of an equal number of Paired Interests into Class A Common Stock) in connection with the Secondary Offering, at a price per share of $22.3025.”

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby supplemented by adding the following:

“On November 14, 2018, in connection with the Secondary Offering, GE and BHGE entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (the “Underwriters”). Pursuant to the Underwriting Agreement, GE agreed to sell 92,000,000 shares of Class A Common Stock to the Underwriters at a price of $22.4825 per share (the price to the public of $23.00 per share, less underwriting discounts and commissions of $0.5175 per share). This transaction closed on November 16, 2018. Pursuant to the Underwriting Agreement, GE also granted the Underwriters an option to purchase up to an additional 9,200,000 shares of Class A Common Stock (the “Option Shares”) within 30 days of the date of the Underwriting Agreement, which option was exercised in full by the Underwriters on November 19, 2018.  Such shares of Class A Common Stock, including the Option Shares, were delivered upon exchange by GE or one of its affiliates of an equal number of Class B Common Stock of BHGE pursuant to the Exchange Agreement.

In connection with the Secondary Offering, GE, on behalf of itself and its subsidiaries (other than BHGE and its subsidiaries) also entered into a lock-up agreement (the “Lock-Up Agreement”) with BHGE and the Underwriters, pursuant to which and subject to specified exceptions, they have agreed not to, without the consent of the Underwriters, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of any class of stock of BHGE or any limited liability company units or other membership interests of BHGE LLC (collectively, “BHGE securities”) or any other securities convertible into or exercisable or exchangeable for any BHGE securities (“restricted securities”); (b) file any registration statement with the SEC relating to the offering of any restricted securities; (c) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any BHGE securities, whether any such transaction is to be settled by delivery of BHGE securities or such other securities, in cash or otherwise; or (d) make certain public announcements with respect to any of the foregoing transactions, in each case for a period of 180 days after November 14, 2018.

The foregoing summaries of the terms of the Underwriting Agreement and the Lock-Up Agreement are not complete descriptions thereof and are qualified in their entirety by the full text of such agreements, which are filed as Exhibit 99.11 and Exhibit 99.12 hereto, respectively, and incorporated herein by reference.”

Item 7.          Materials to be Filed as Exhibits.

Exhibit No.          Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to General Electric Company’s Schedule 13-D filed on July 13, 2017)

Exhibit 99.2
Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc. (incorporated by reference to Annex A to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.3
Amendment, dated as of March 27, 2017, to the Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc., Bear MergerSub, Inc., BHI Newco, Inc. and Bear MergerSub 2, Inc. (incorporated by reference to Annex A-II to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.4
Amended and Restated Stockholders Agreement, dated as of November 13, 2018, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.5
Amended and Restated Limited Liability Company Agreement, dated as of July 3, 2017, among the Reporting Persons, EHHC NewCo, LLC, CFC Holdings, LLC and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.6
Exchange Agreement, dated as of July 3, 2017, among the Reporting Persons, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.3 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.7
Registration Rights Agreement, dated as of July 3, 2017, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.2 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.8
Tax Matters Agreement, dated as of July 3, 2017, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer (incorporated by reference to Exhibit 10.5 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017), as clarified by the Tax Matters Agreement Term Sheet, dated as of November 13, 2018, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer and attached as an exhibit to the Master Agreement

Exhibit 99.9
Master Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.10
Equity Repurchase Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013306))

Exhibit 99.11
Underwriting Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to Baker Hughes, a GE company’s Form 8-K filed on November 16, 2018)

Exhibit 99.12
Lock-Up Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2018

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President, Chief Corporate, Securities and Finance Counsel

GE INVESTMENTS, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS IV, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE HOLDINGS (US), INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary